Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated October 26, 2010

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar enters into an agreement to acquire the fuel distribution company
 DNP and expands its operations in the North of Brazil

São Paulo, October 26th, 2010 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it signed in this date, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), a sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, subject to working capital and indebtedness adjustments on the closing date, expected to occur in November 2010.

DNP distributes fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations. The acquired company has 4% market share in the Northern region of Brazil, being the fourth largest fuels distributor in this area. In 2009, the combined volume of diesel, gasoline and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$ 17 million.

The acquisition of DNP reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North, regions where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The addition of DNP will increase the volume of Ipiranga by 40% in the region and will result in a regional market share of 14%, allowing a better positioning to capture the fast-paced growth in the region and additional benefits on the back of the larger operating scale, enabling significant gains for the company, resellers, customers and consumers.

This transaction will be properly submitted to the competent regulatory authorities.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ Pedro Wongtschowski
	Name:	Pedro Wongtschowski
	Title:	Chief Executive Officer

(Market Announcement)